Exhibit 99.8

NICE Actimize Cloud-Based SURVEIL-X Wins 2022 RegTech Asia Insight Awards
for Best Trade Surveillance Solution

The winners are selected by A-Team Group’s RegTech Insight community and demonstrate exceptional creativity in building solutions that solve regulatory challenges

Hoboken, NJ, December 20, 2022 – NICE Actimize, (Nasdaq: NICE) was named a category winner in A-Team Group's 2022 RegTech Asia Insight Awards for “Best Trade Surveillance Solution.” Following its shortlisting by a panel of judges, NICE Actimize and its cloud-based SURVEIL-X Markets Surveillance solution was the recipient of the most online votes in its category derived from reader/online nominations from within the RegTech Insight community and verified by A-Team Group editors and its RegTech advisory board.

With the SURVEIL-X Holistic Trade Compliance platform, organizations can analyze and correlate all trade related data, providing comprehensive surveillance coverage for all regulatory needs. By breaking down barriers between data silos, organizations gain deeper analysis and true risk detection.

“With its AI-powered SURVEIL-X Holistic Conduct and Trade Surveillance solution, NICE Actimize brings next level surveillance and risk detection capabilities at scalability, with even better detection coverage, reduced false positives, and the ability to monitor unified communications,” said Chris Wooten, Executive Vice President, NICE. “As we continue to expand within the Asia-Pacific region, we thank the judges and voters for the RegTech Asia Insight Awards for acknowledging the innovation in our Trade Surveillance solution.”

“Congratulations to NICE Actimize for winning the Best Trade Surveillance Solution award in this year’s A-Team Group RegTech Insight Awards APAC 2022. These awards celebrate providers of leading RegTech solutions, services and consultancy across Asia-Pacific. The winners are selected by A-Team Group’s RegTech Insight community and demonstrate exceptional creativity in building solutions that solve regulatory challenges,” said Angela Wilbraham, CEO of A-Team Group.

In the second year of this competition, the 2022 RegTech Asia Insight Awards honored leading technologies and vendors in a range of regulatory technology categories. The RegTech Asia Awards evaluation criteria for shortlisting considered depth of involvement in capital markets, relevance of a solution or service to a selected award category, and the potential interest of a solution or service to the publications' RegTech community.

For more information on holistic trade and conduct surveillance, please download the NICE Actimize and JWG Benchmark Report available here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896,  cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.